EXHIBIT B
TO SCHEDULE 13D/A

NUMBER OF SHARES

The following paragraphs describe shares of Class A Common Stock beneficially owned by each Reporting Person, including shares with respect to which each Reporting Person has, or may be deemed to have, sole and/or shared power to vote or to direct the voting, or to dispose or to direct the disposition.

Frank B. Holding, Jr. Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 604,682 shares of Class A Common Stock, amounting to 5.00% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power	
		Sole	Shared	Sole	Shared
Frank B Holding, Jr.	202,477	202,477	-0-	202,477	-0-
As Trustee and beneficiary of Frank B. Holding Jr. #1 2025 Grantor Retained Annuity Trust	106,000	106,000	-0-	106,000	-0-
As Trustee and beneficiary of Frank B. Holding Jr. #2 2025 Grantor Retained Annuity Trust	106,000	106,000	-0-	106,000	-0-
As beneficiary of trust	11,140	11,140	-0-	11,140	-0-
By spouse	3,728	-0-	3,728	-0-	3,728
By spouse as Trustee and beneficiary of Ruth P. Holding 2025 Grantor Retained Annuity Trust	115,000	-0-	115,000	-0-	115,000
As custodian for son	13,704	-0-	13,704	-0-	13,704
As custodian for grandson	3,367	3,367	-0-	3,367	-0-
As custodian for grandson	1,542	1,542	-0-	1,542	-0-
As Custodian for grandson	268	268	-0-	268	-0-
As Trustee of trust	63	63	-0-	63	-0-
As Trustee of trust	63	63	-0-	63	-0-
As Trustee of trust	63	63	-0-	63	-0-
As Trustee of trust	76	76	-0-	76	-0-
By Robert P. Holding Foundation (1)	37,960	-0-	37,960	-0-	37,960
By Ella Ann and Frank B. Holding Foundation (1)	3,231	-0-	3,231	-0-	3,231
Total	604,682	431,059	173,623	431,059	173,623

(1) Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mr. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. These shares also are listed as beneficially owned by Hope H. Bryant and Olivia B. Holding. Mr. Holding disclaims beneficial ownership of those shares.

Mr. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

(a) an aggregate of 16,497 shares held by a family member as trustee of an irrevocable trust for the benefit of his adult son;

(b) an aggregate of 17,845 shares held individually by his adult children and their spouses;

(c) an aggregate of 479,889 shares held by certain corporations of which Mr. Holding and/or his spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; YVC Holdings, Inc. – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares; and

(d) an aggregate of 3,118 shares held by an unrelated foundation for which Mr. Holding serves as a director.

Hope H. Bryant. Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 380,661 shares of Class A Common Stock, amounting to 3.15% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power Sole	Voting Power Shared	Dispositive Power Sole	Dispositive Power Shared
Hope H. Bryant..............................	108,725	108,725	-0-	108,725	-0-
As beneficiary of trust	10,772	10,772	-0-	10,772	-0-
As Trustee and beneficiary of Hope H. Bryant 2023 Grantor Retained Annuity Trust	84,668	84,668	-0-	84,668	-0-
As Trustee and beneficiary of Hope H. Bryant Revocable Trust	101,818	101,818	-0-	101,818	-0-
As Trustee of trust	714	714	-0-	714	-0-
As Trustee of trust	1,425	1,425	-0-	1,425	-0-
As Trustee of trust	16,497	16,497	-0-	16,497	-0-
By various Trusts (1)	1,494	1,494	-0-	-0-	-0-
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Robert P. Holding Foundation (2)	37,960	-0-	37,960	-0-	37,960
By E&F Properties, Inc. (3)........................	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530
Total	380,661	326,113	54,548	324,619	54,548

(1)   Includes two trusts of which Mrs. Bryant does not serve as a trustee but has the power to direct the voting of shares held by the trusts.

(2)   Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. Mrs. Bryant serves as an officer and one of five directors of each Foundation and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. These shares also are listed as beneficially owned by Frank B. Holding, Jr. and Olivia B. Holding. Mrs. Bryant disclaims beneficial ownership of those shares.

(3)   Mrs. Bryant is a shareholder and serves as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc., and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by those entities. These shares also are listed as beneficially owned by Olivia B. Holding.

Mrs. Bryant disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

(a)   an aggregate of 271,107 shares held by (including as trustee) or in trusts for her adult children and step-son and their spouses;

(b)   an aggregate of 292,063 shares held by certain corporations of which Mrs. Bryant is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares, and Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; and

(c)   an aggregate of 174,469 shares held by YVC Holdings, Inc. of which Mrs. Bryant is a shareholder but does not serve as a director or executive officer.

Olivia B. Holding. Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 918,104 shares of Class A Common Stock, amounting to 7.59% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power	
		Sole	Shared	Sole	Shared
As Trustee and beneficiary of Olivia B. Holding Revocable Trust	537,667	537,667	-0-	537,667	-0-
As beneficiary of trust	10,544	10,544	-0-	10,544	-0-
As Trustee of three trusts For unrelated persons	1,930	1,930	-0-	1,930	-0-
As Trustee of three trusts For family members	298,588	298,588	-0-	298,588	-0-
As Co-Trustee Peter M. Bristow Family Irrevocable Trust (1)...................	12,152	-0-	-0-	-0-	12,152
By Robert P. Holding Foundation (2)	37,960	-0-	37,960	-0-	37,960
By Ella Ann and Frank B. Holding Foundation (2)	3,231	-0-	3,231	-0-	3,231
By Holding Properties, LLC (3)	2,675	2,675	-0-	2,675	-0-
By E&F Properties, Inc. (3)........................	827	-0-	827	-0-	827
By Twin States Farming, Inc. (3)	12,530	-0-	12,530	-0-	12,530
Total	918,104	851,404	54,548	851,404	66,700

(1) Ms. Holding is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have shared dispositive power, but no voting power, with respect to these shares. These shares also are listed as beneficially owned by Claire H. Bristow.

(2) Each Foundation is a charitable foundation organized as a non-profit corporation under Section 501(c)(3) of the Internal Revenue Code. These shares also are listed as beneficially owned by Frank B. Holding, Jr. and Hope H. Bryant. Ms. Holding serves as an officer and one of five directors of each of the Foundations and, as a result, may be considered to have shared voting and/or dispositive power with respect to shares held by the Foundations. Ms. Holding disclaims beneficial ownership of those shares.

(3) Ms. Holding serves as Manager of Holding Properties, LLC and as an officer and director of E&F Properties, Inc. and Twin States Farming, Inc. She may be considered to have sole voting and/or dispositive power with respect to shares held by the limited liability company and shared voting and/or dispositive power with respect to shares held by the two corporations. These shares held by E&F Properties, Inc. and Twin States Farming, Inc. also are listed as beneficially owned by Hope H. Bryant.

Ms. Holding disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

(a) an aggregate of 466,532 shares held by other corporations of which Ms. Holding is a shareholder and a director as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary, — 192,063 shares, Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. — 100,000 shares and YVC Holdings, Inc. — 174,469 shares.

Claire H. Bristow. Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 513,515 shares of Class A Common Stock, amounting to 4.25% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power		Dispositive Power	
		Sole	Shared	Sole	Shared
Claire H. Bristow..	30,000	30,000	-0-	30,000	-0-
As beneficiary of trust	10,858	10,858	-0-	10,858	-0-
As Trustee and beneficiary of Claire H. Bristow 2nd Amended and Restated Trust	121,790	121,790	-0-	121,790	-0-
As beneficiary of Claire H. Bristow 2018 Irrevocable Family Trust (1)..........	14,500	-0-	14,500	-0-	14,500
As Trustee and beneficiary of Claire H. Bristow 2025 Grantor Retained Annuity Trust	200,000	200,000	-0-	200,000	-0-
As Trustee and beneficiary of Claire H. Bristow 2020 Grantor Retained Annuity Trust	42,078	-0-	42,078	-0-	42,078
Peter M. Bristow 2nd Amended and Restated Trust (2)	8,705	-0-	8,705	-0-	8,705
As Co-trustee of Peter M. Bristow Family Irrevocable Trust (3)..............................	12,152	12,152	-0-	-0-	12,152
By spouse as Trustee for son (1)(2)............	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (1)(2) ...	19,041	-0-	19,041	-0-	19,041
By spouse as Trustee for daughter (1)(2) ...	19,041	-0-	19,041	-0-	19,041
By PMB Investments LLC (2)(4)..............	6,106	-0-	6,106	-0-	6,106
By CRB Investments LLC (2)(4)	2,154	-0-	2,154	-0-	2,154
By EHB Investments LLC (2)(4)	2,045	-0-	2,045	-0-	2,045
By various Trusts (2)(5)	6,004	-0-	6,004	-0-	-0-
Total..	513,515	374,800	138,715	362,648	144,863

(1) In the case of each trust, Mrs. Bristow's spouse serves as trustee and she or one of their adult children is the income beneficiary.

(2) All shares are held separately by Mrs. Bristow's spouse as trustee and beneficiary of a trust, as trustee of trusts or manager of limited liability companies for the benefit of their adult children, or with voting power over shares held by other trusts. Although Mrs. Bristow may be considered to have shared voting and dispositive power with respect to the shares because of their spousal relationship, she has no such actual power. She disclaims beneficial ownership of the shares held by her spouse, and this Schedule 13D/A shall not be construed as an admission that Mrs. Bristow is the beneficial owner of those shares.

(3) Mrs. Bristow is one of two co-trustees for the Peter M. Bristow Family Irrevocable Trust and may be considered to have sole voting and shared dispositive power with respect to these shares. These shares also are listed as beneficially owned by Olivia B. Holding.

(4) In the case of each limited liability company, Mrs. Bristow's spouse serves as manager and one of their adult children is the majority owner.

(5) Includes two trusts of which Mrs. Bristow's spouse is not a trustee but has the power to vote shares held by the trusts.

Mrs. Bristow disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

(a)   3,231 shares held by the Ella Ann and Frank B. Holding Foundation of which Mrs. Bristow serves as one of five directors but not as an officer;

(b)   an aggregate of 479,889 shares held by certain other corporations of which Mrs. Bristow and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; YVC Holdings, Inc. – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares; and

(c)   an aggregate of 46,498 shares held individually by her adult children and a spouse of one of her adult children.

Carson H. Brice. Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 297,073 shares of Class A Common Stock, amounting to 2.46% of the outstanding Class A Common Stock, as described in the table below.

Holder of Shares	Number of Shares	Voting Power Sole	Voting Power Shared	Dispositive Power Sole	Dispositive Power Shared
As Trustee and beneficiary or Carson H. Brice Revocable Trust..........	236,313	236,313	-0-	236,313	-0-
As beneficiary of Trust................................	10,652	10,652	-0-	10,652	-0-
By spouse	640	-0-	640	-0-	640
As custodian for son....................................	16,890	16,890	-0-	16,890	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-
As custodian for daughter	16,289	16,289	-0-	16,289	-0-
Total...	297,073	296,433	640	296,433	640

Mrs. Brice disclaims voting and dispositive power with respect to certain shares of the Issuer's Class A Common Stock which are not listed in the table above as follows:

(a) an aggregate of 298,588 shares held by a family member as trustee of three irrevocable trusts for the benefit of her children;

(b) an aggregate of 41,191 shares held by the Robert P. Holding Foundation and the Ella Ann and Frank B. Holding Foundation, of which Mrs. Brice serves as one of five directors but not as an officer; and

(c) an aggregate of 479,889 shares held by certain corporations of which Mrs. Brice and/or her spouse are shareholders but of which neither of them serves as a director or officer as follows: Southern BancShares (N.C.), Inc., Mt. Olive, N.C., and its wholly-owned bank subsidiary – 192,063 shares; Fidelity BancShares (N.C.), Inc., Fuquay-Varina, N.C. – 100,000 shares; YVC Holdings, Inc. – 174,469 shares; Twin States Farming, Inc. – 12,530 shares; and E&F Properties, Inc. – 827 shares.